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                       [AIMCO PROPERTIES, L.P. LETTERHEAD]



August 30, 2000


Dear Limited Partner:

We recently mailed you an offer to purchase your interest in Angeles Income Properties Limited III for $49.31 per unit in cash.

As a result of inquiries from your fellow limited partners, we thought it would be useful to you in evaluating whether or not to accept our offer, for us to highlight some of the financial benefits you have gained from your investment from 1983 through June 30, 2000.

          o   Initial purchase price per unit: $500

          o   DISTRIBUTIONS: $325.96

          o   Tax benefits: $78.29

          o   WE ARE NOW OFFERING $49.31 PER UNIT

Over the last year the partnership has sold one property it owned and as a result has returned $1,205,000 or $3.84 per unit which is include din the above distribution number.

Our offer now gives you the opportunity to quickly and easily sell your investment, take advantage of any suspended tax losses you may have and avoid the cost and hassle of K-1 reporting every year. If you sell to us, this will be the last year you will receive a K-1 for this investment.

For your convenience we have enclosed another Letter of Transmittal that you may use to sell your units to us. Also enclosed is a supplement to this offer. Please remember, our offer expires on September 15, 2000.

If you have any questions or need any assistance in filling out the letter of Transmittal, please call our information agent, River Oaks Partnership Services, Inc., toll free at (888) 349-2005.


Sincerely,


AIMCO Properties, LP.